AO 440 (Rev. 06/12)  Summons in a Civil Action

# UNITED STATES DISTRICT COURT
for the

District of Maryland

| | |
|---|---|
| Christopher Evans, John Kernan, James Grugan, Karen Grugan, Joseph Lipovich, and North Valley GI Medical Group<br><br>*Plaintiff(s)*<br><br>v.<br><br>Prudential Investments LLC<br><br><br><br>*Defendant(s)* | )<br>)<br>)<br>)<br>)<br>)<br>)<br>)<br>)<br>)<br>)<br>)<br>) |

Civil Action No.

**SUMMONS IN A CIVIL ACTION**

To: *(Defendant's name and address)*  Prudential Investments LLC
                                                  c/o Registered Agent
                                                  CT Corporation System
                                                  111 Eigth Avenue
                                                  New York, NY 10011

        A lawsuit has been filed against you.

        Within 21 days after service of this summons on you (not counting the day you received it) — or 60 days if you are the United States or a United States agency, or an officer or employee of the United States described in Fed. R. Civ. P. 12 (a)(2) or (3) — you must serve on the plaintiff an answer to the attached complaint or a motion under Rule 12 of the Federal Rules of Civil Procedure.  The answer or motion must be served on the plaintiff or plaintiff's attorney, whose name and address are:    Patrick C. Smith, Esq.
                                                  DeHay & Elliston L.L.P.
                                                  36 South Charles Street, Suite 1300
                                                  Baltimore, MD 21201

        If you fail to respond, judgment by default will be entered against you for the relief demanded in the complaint. You also must file your answer or motion with the court.

                                                      *CLERK OF COURT*

Date: _____

                                                    _____
                                                    *Signature of Clerk or Deputy Clerk*

AO 440 (Rev. 06/12)  Summons in a Civil Action (Page 2)

Civil Action No.

## PROOF OF SERVICE
### *(This section should not be filed with the court unless required by Fed. R. Civ. P. 4 (l))*

This summons for *(name of individual and title, if any)* _____

was received by me on *(date)* _____ .

❐ I personally served the summons on the individual at *(place)* _____

_____ on *(date)* _____ ; or

❐ I left the summons at the individual's residence or usual place of abode with *(name)* _____

_____ , a person of suitable age and discretion who resides there,

on *(date)* _____ , and mailed a copy to the individual's last known address; or

❐ I served the summons on *(name of individual)* _____ , who is

designated by law to accept service of process on behalf of *(name of organization)* _____

_____ on *(date)* _____ ; or

❐ I returned the summons unexecuted because _____ ; or

❐ Other *(specify):*


My fees are $ _____ for travel and $ _____ for services, for a total of $ ___0.00___ .


I declare under penalty of perjury that this information is true.


Date: _____

_____
*Server's signature*

_____
*Printed name and title*


_____
*Server's address*

Additional information regarding attempted service, etc:

| Print | Save As... | Reset |
|---|---|---|

JS 44  (Rev. 12/12)

# CIVIL COVER SHEET

The JS 44 civil cover sheet and the information contained herein neither replace nor supplement the filing and service of pleadings or other papers as required by law, except as provided by local rules of court. This form, approved by the Judicial Conference of the United States in September 1974, is required for the use of the Clerk of Court for the purpose of initiating the civil docket sheet. *(SEE INSTRUCTIONS ON NEXT PAGE OF THIS FORM.)*

## I. (a) PLAINTIFFS
North Valley GI Medical Group, Christopher Evans, John Kernan, James Grugan, Karen Grugan, and Joseph Lipovich

**DEFENDANTS**
Prudential Investments LLC

**(b)** County of Residence of First Listed Plaintiff   San Diego County
*(EXCEPT IN U.S. PLAINTIFF CASES)*

County of Residence of First Listed Defendant   New York
*(IN U.S. PLAINTIFF CASES ONLY)*
NOTE:   IN LAND CONDEMNATION CASES, USE THE LOCATION OF THE TRACT OF LAND INVOLVED.

**(c)** Attorneys *(Firm Name, Address, and Telephone Number)*
DeHay & Elliston, L.L.P., 36 South Charles St., Suite 1300, Baltimore, MD 21201, 410-783-7225

Attorneys *(If Known)*

## II. BASIS OF JURISDICTION *(Place an "X" in One Box Only)*

| | |
|---|---|
| ☐ 1  U.S. Government Plaintiff | ☒ 3  Federal Question *(U.S. Government Not a Party)* |
| ☐ 2  U.S. Government Defendant | ☐ 4  Diversity *(Indicate Citizenship of Parties in Item III)* |

## III. CITIZENSHIP OF PRINCIPAL PARTIES *(Place an "X" in One Box for Plaintiff and One Box for Defendant)*
*(For Diversity Cases Only)*

| | PTF | DEF | | PTF | DEF |
|---|---|---|---|---|---|
| Citizen of This State | ☐ 1 | ☐ 1 | Incorporated *or* Principal Place of Business In This State | ☐ 4 | ☐ 4 |
| Citizen of Another State | ☐ 2 | ☐ 2 | Incorporated *and* Principal Place of Business In Another State | ☐ 5 | ☐ 5 |
| Citizen or Subject of a Foreign Country | ☐ 3 | ☐ 3 | Foreign Nation | ☐ 6 | ☐ 6 |

## IV. NATURE OF SUIT *(Place an "X" in One Box Only)*

| CONTRACT | TORTS | | FORFEITURE/PENALTY | BANKRUPTCY | OTHER STATUTES |
|---|---|---|---|---|---|
| ☐ 110 Insurance | **PERSONAL INJURY** | **PERSONAL INJURY** | ☐ 625 Drug Related Seizure of Property 21 USC 881 | ☐ 422 Appeal 28 USC 158 | ☐ 375 False Claims Act |
| ☐ 120 Marine | ☐ 310 Airplane | ☐ 365 Personal Injury - Product Liability | ☐ 690 Other | ☐ 423 Withdrawal 28 USC 157 | ☐ 400 State Reapportionment |
| ☐ 130 Miller Act | ☐ 315 Airplane Product Liability | ☐ 367 Health Care/ Pharmaceutical Personal Injury Product Liability | | | ☐ 410 Antitrust |
| ☐ 140 Negotiable Instrument | ☐ 320 Assault, Libel & Slander | | | **PROPERTY RIGHTS** | ☐ 430 Banks and Banking |
| ☐ 150 Recovery of Overpayment & Enforcement of Judgment | ☐ 330 Federal Employers' Liability | | | ☐ 820 Copyrights | ☐ 450 Commerce |
| ☐ 151 Medicare Act | ☐ 340 Marine | ☐ 368 Asbestos Personal Injury Product Liability | | ☐ 830 Patent | ☐ 460 Deportation |
| ☐ 152 Recovery of Defaulted Student Loans (Excludes Veterans) | ☐ 345 Marine Product Liability | | **LABOR** | ☐ 840 Trademark | ☐ 470 Racketeer Influenced and Corrupt Organizations |
| ☐ 153 Recovery of Overpayment of Veteran's Benefits | ☐ 350 Motor Vehicle | **PERSONAL PROPERTY** | ☐ 710 Fair Labor Standards Act | **SOCIAL SECURITY** | ☐ 480 Consumer Credit |
| ☐ 160 Stockholders' Suits | ☐ 355 Motor Vehicle Product Liability | ☐ 370 Other Fraud | ☐ 720 Labor/Management Relations | ☐ 861 HIA (1395ff) | ☐ 490 Cable/Sat TV |
| ☐ 190 Other Contract | ☐ 360 Other Personal Injury | ☐ 371 Truth in Lending | ☐ 740 Railway Labor Act | ☐ 862 Black Lung (923) | ☒ 850 Securities/Commodities/ Exchange |
| ☐ 195 Contract Product Liability | ☐ 362 Personal Injury - Medical Malpractice | ☐ 380 Other Personal Property Damage | ☐ 751 Family and Medical Leave Act | ☐ 863 DIWC/DIWW (405(g)) | ☐ 890 Other Statutory Actions |
| ☐ 196 Franchise | | ☐ 385 Property Damage Product Liability | ☐ 790 Other Labor Litigation | ☐ 864 SSID Title XVI | ☐ 891 Agricultural Acts |
| **REAL PROPERTY** | **CIVIL RIGHTS** | **PRISONER PETITIONS** | ☐ 791 Employee Retirement Income Security Act | ☐ 865 RSI (405(g)) | ☐ 893 Environmental Matters |
| ☐ 210 Land Condemnation | ☐ 440 Other Civil Rights | **Habeas Corpus:** | | **FEDERAL TAX SUITS** | ☐ 895 Freedom of Information Act |
| ☐ 220 Foreclosure | ☐ 441 Voting | ☐ 463 Alien Detainee | | ☐ 870 Taxes (U.S. Plaintiff or Defendant) | ☐ 896 Arbitration |
| ☐ 230 Rent Lease & Ejectment | ☐ 442 Employment | ☐ 510 Motions to Vacate Sentence | | ☐ 871 IRS—Third Party 26 USC 7609 | ☐ 899 Administrative Procedure Act/Review or Appeal of Agency Decision |
| ☐ 240 Torts to Land | ☐ 443 Housing/ Accommodations | ☐ 530 General | | | ☐ 950 Constitutionality of State Statutes |
| ☐ 245 Tort Product Liability | ☐ 445 Amer. w/Disabilities - Employment | ☐ 535 Death Penalty | **IMMIGRATION** | | |
| ☐ 290 All Other Real Property | ☐ 446 Amer. w/Disabilities - Other | **Other:** ☐ 540 Mandamus & Other | ☐ 462 Naturalization Application | | |
| | ☐ 448 Education | ☐ 550 Civil Rights | ☐ 465 Other Immigration Actions | | |
| | | ☐ 555 Prison Condition | | | |
| | | ☐ 560 Civil Detainee - Conditions of Confinement | | | |

## V. ORIGIN *(Place an "X" in One Box Only)*

☒ 1 Original Proceeding  ☐ 2 Removed from State Court  ☐ 3 Remanded from Appellate Court  ☐ 4 Reinstated or Reopened  ☐ 5 Transferred from Another District *(specify)*  ☐ 6 Multidistrict Litigation

## VI. CAUSE OF ACTION

Cite the U.S. Civil Statute under which you are filing *(Do not cite jurisdictional statutes unless diversity)*:
15 U.S.C. § 80a - 35(b) (Section 36(b))

Brief description of cause:
Illegal excessive and unlawful Investment Advisory Fees

## VII. REQUESTED IN COMPLAINT:

☐ CHECK IF THIS IS A CLASS ACTION UNDER RULE 23, F.R.Cv.P.

DEMAND $

CHECK YES only if demanded in complaint:
JURY DEMAND:  ☒ Yes  ☐ No

## VIII. RELATED CASE(S) IF ANY
*(See instructions):*
JUDGE _____  DOCKET NUMBER _____

DATE  10/30/15

SIGNATURE OF ATTORNEY OF RECORD  *[signature]*

**FOR OFFICE USE ONLY**

RECEIPT # _____  AMOUNT _____  APPLYING IFP _____  JUDGE _____  MAG. JUDGE _____

**UNITED STATES DISTRICT COURT**
**DISTRICT OF MARYLAND**

NORTH VALLEY GI MEDICAL GROUP )
870 Shasta St. Suite 200 )    Case No.:
Yuba City, CA 95991, )
 )
 )
CHRISTOPHER EVANS )    COMPLAINT
353 Skyline Drive )
Vista, CA 92084, )
 )
 )
JOHN KERNAN )
15980 Harrison )
Livonia, MI 48154, )
 )
 )
JAMES GRUGAN )
133 Brakel Lane )
Media, PA 19063, )
 )
 )
KAREN GRUGAN )
133 Brakel Lane )
Media, PA 19063, )
 )
-and- )
 )
JOSEPH LIPOVICH )
10775 Santa Rosas Drive )
Boca Raton, FL 33498, )
 )
Plaintiffs, )
 )
v. )
 )
PRUDENTIAL INVESTMENTS LLC )
c/o Registered Agent )
CT Corporation System )
111 Eighth Avenue )
New York, NY 10011, )
 )
Defendant. )    **DEMAND FOR JURY TRIAL**
 )
_____ )

Plaintiffs North Valley GI Medical Group, Christopher Evans, John Kernan, James and Karen Grugan, and Joseph Lipovich (collectively, "Plaintiffs") bring this complaint on behalf of the Funds (as defined below) against defendant Prudential Investments LLC ("Defendant" or "Prudential").[1] Plaintiffs allege the following upon information and belief except as to those allegations about themselves, which are based on personal knowledge. The allegations are based upon an investigation conducted by and through Plaintiffs' counsel, which included, among other things, a review of documents filed with the U.S. Securities and Exchange Commission and other public information.

## NATURE OF THE ACTION

1.      Plaintiffs bring this action on behalf of and for the benefit of Prudential Jennison Growth Fund (the "Growth Fund"),[2] Prudential Jennison Mid Cap Growth Fund, Inc. (the "Mid-Cap Fund"),[3] Prudential Global Real Estate Fund (the "Real Estate Fund"), Prudential Jennison Equity Income Fund (the "Income Fund"),[4] Prudential Short-Term Corporate Bond Fund, Inc. (the "Short-Term Fund"),[5] and Prudential Jennison Natural Resources Fund, Inc. (the "Resources Fund") (collectively, the "Funds") against Prudential pursuant to section 36(b) of the Investment Company Act of 1940 (the "ICA") as

---

[1] Defendant was previously known as Prudential Investments Fund Management LLC and Prudential Mutual Fund Management LLC.

[2] The Growth Fund was previously known as Jennison Growth Fund.

[3] The Mid-Cap Fund was previously known as Prudential Select Growth Fund, Inc., Prudential Emerging Growth Fund, Inc., Prudential U.S. Emerging Growth Fund, Inc., Jennison U.S. Emerging Growth Fund, Inc., Jennison U.S. Emerging Growth Fund, Inc., and Jennison Mid-Cap Growth Fund, Inc. The Mid-Cap Fund has also acquired/merged with other funds, including the Strategic Partners Mid Cap Growth Fund, the Strategic Partners New Era Growth Fund, and the Jennison Technology Fund.

[4] The Income Fund was previously known as Jennison Equity Income Fund.

[5] The Short-Term Fund was previously known as, or has otherwise been a part of, comprised of, or related to other entities, including Prudential-Bache Structured Maturity Fund, Inc., Municipal Income Portfolio, Prudential Structured Maturity Fund, Inc., Prudential Short-Term Corporate Bond Fund, Inc., Short-Term Bond Fund, Inc., Prudential Short-Term Corporate Bond Fund, Dryden Short-Term Bond Fund, Inc., and Dryden Short-Term Corporate Bond Fund.

amended 15 U.S. C. §80a-35(b) ("Section 36(b)").

2.       Defendant is the investment adviser to the Funds and receives an annual fee from each

Fund for providing investment advisory services to each such Fund.  Under Section 36(b), Defendant

owes a fiduciary duty to the Funds with respect to the investment advisory fees paid by each such Fund.

Defendant, however, has breached that fiduciary duty by receiving investment advisory fees from each

of the Funds that are so disproportionately large that they bear no reasonable relationship to the value of

the services provided by Defendant and could not have been the product of arm's-length bargaining.

3.       In particular, Defendant delegates substantially all of its responsibilities for providing

investment advisory services to the Funds to investment sub-advisers, Jennison Associates LLC

("Jennison"),[6] Prudential Investment Management, Inc. ("PIM"), and Prudential Real Estate Investors

("PREI") (collectively, the "Sub-advisers").[7]  Despite delegating substantially all of the investment

management services to the Sub-advisers, Prudential retained over half of the advisory fees it receives

from the Funds.  Through this arrangement, Prudential is able to collect and retain annual advisory fees

of over $103 million, despite performing minimal services for the Funds.  In the most recently reported

fiscal year alone, Defendant charged the Funds over $201 million in investment advisory fees,

representing *a mark-up of over $103 million*, or 104.4% over the amount Defendant paid to the Sub-

advisers for providing substantially all investment advisory services to the Funds.[8]

4.       In other words, the net fees received by Prudential—the vast majority of which were

retained as profits due to Prudential's low costs for providing oversight services—were approximately

---

[6] Jennison was previously known as Jennison Associates Capital Corp.

[7] Jennison is the Sub-adviser to the Growth Fund, Mid-Cap Fund, Income Fund, and Resources Fund.
PIM is the Sub-adviser to the Short-Term Fund. PREI is the Sub-adviser to the Real Estate Fund.

[8] The most recently reported year for the Real Estate Fund is fiscal year 2015. The most recently
reported year for the other Funds is fiscal year 2014.

the same as the fees charged by the Sub-advisers for performing substantially all investment advisory services for the Funds. Accordingly, Prudential breached its fiduciary duty under Section 36(b) by charging the Funds grossly excessive investment advisory fees, as evidenced by the nature and quality of Defendant's services, Defendant's costs and profitability, the fees charged by other investment advisors (e.g., the Sub-advisers), and an inherent lack of care and consciousness in negotiating Prudential's advisory fees.

5.      Defendant's breach of fiduciary duty is further evidenced by its failure to adequately share economies-of-scale savings with the Funds and their security holders.  The Funds' investment advisory fee arrangements have enabled Defendant to retain for itself the benefits of economies of scale resulting from increases in each of the Funds' assets under management ("AUM") during recent years, without appropriately sharing those benefits with the Funds.  The aggregate amount of investment advisory fees paid by the Funds has increased by more than 400% in recent years, growing from approximately $40,274,619 in fiscal year 2009 to $201,743,012 in the Funds' most recently reported fiscal years.  However, the increase in fees paid by each of the Funds to Defendant has not been accompanied by a proportionate increase in the services provided by Defendant or in the cost or quality of the investment advisory services provided to the Funds.  Therefore, the increase in fees paid resulted in increased profits for Defendant at the expense of the Funds.

6.      Plaintiffs bring this action to recover for each of the Funds the excessive and unlawful investment advisory fees in violation of Section 36(b), as well as lost profits and other actual damages caused by each of the Funds' payment of those fees.

## JURISDICTION AND VENUE

7.      The claims asserted herein arise under Section 36(b) of the ICA, 15 U.S.C. §80a-35(b).

8.      This Court has jurisdiction of the claims pursuant to Sections 36(b)(5) and 44 of the ICA,

15 U.S.C. §§80a-35(b)(5), 80a-43, and 28 U.S.C. §1331.

9.      Venue is proper in this judicial district pursuant to Section 44 of the ICA, 15 U.S.C.

§80a-43, and 28 U.S.C. §1391 because Defendant is an inhabitant of this district, maintains an office in

this district, and/or transacts business in this district, and because certain of the acts and transactions

giving rise to Plaintiffs' claims occurred in this district.

## THE PARTIES

**Plaintiffs**

10.     Plaintiff North Valley GI Medical Group is a security holder of the Resources Fund.

11.     Plaintiff Christopher Evans is a security holder of the Growth Fund and Real Estate Fund.

12.     Plaintiff John Kernan is a security holder of the Equity Income Fund and Growth Fund.

13.     Plaintiffs James and Karen Grugan are security holders of the Mid-Cap Fund.

14.     Plaintiff Joseph Lipovich is a security holder of the Short-Term Fund.

**Subject Funds**

15.     The Growth Fund is organized as a series within Prudential Investment Portfolios, Inc.

("PIP"),[9] which is an open-end management investment company, incorporated under Maryland law,

and registered under the ICA.  PIP consists of six series, including the Growth Fund.

16.     The Mid-Cap Fund is incorporated under Maryland law.

17.     The Real Estate Fund is organized as a series within Prudential Investment Portfolios,

Inc. 12 ("PIP-12"),[10] which is an open-end management investment company, established as a statutory

trust under Delaware law, and registered under the ICA.  PIP-12 consists of four funds, including the

---

[9] PIP was previously known as Prudential Jennison Series Fund, Inc.

[10] PIP-12 was previously known as Strategic Partners Real Estate Securities Fund, Strategic Partners
Real Estate Fund, Prudential Real Estate Securities Fund, Strategic Partners Real Estate Securities Fund,
Dryden Global Real Estate Fund, and Prudential Global Real Estate Fund.

Real Estate Fund.

18.     The Income Fund is organized as a series within Prudential Investment Portfolios, Inc. 10 ("PIP-10"),[11] which is an open-end management investment company, incorporated under Maryland law, and registered under the ICA.

19.     The Short-Term Fund is incorporated under Maryland law.

20.     The Resources Fund is incorporated under Maryland law.

**Defendant**

21.     Defendant is a privately owned, limited liability company organized under New York. The firm launches and manages equity, fixed income, and balanced mutual funds. Prudential operates as a subsidiary of PIM.

## THE FUNDS' ORGANIZATION AND OPERATIONS

22.     Each of the Funds is an open-end management investment company, also known as a "mutual fund," registered under ICA. Like other mutual funds, the Funds are collective investments that pool money from investors and invest the money in a portfolio of securities. The Funds issue securities to investors, such as Plaintiffs, who invest money in a Fund, and those investors become security holders in the Fund. Each security issued by a Fund represents, and may be redeemed for, a pro rata interest in the Fund's underlying portfolio of securities (less any fees and other liabilities).

23.     Like most other mutual funds, the Funds do not have employees or facilities of their own. The Funds' operations are conducted by external service providers pursuant to contracts with the Funds. Each of the Funds is overseen by a Board of Directors or Board of Trustees (the "Board(s)"), which is responsible for selecting and monitoring the Funds' service providers, among other things.

24.     The Funds are part of the complex of Prudential mutual funds that consists of at least

---

[11] PIP-10 was previously known as Strategic Partners Mutual Funds, Inc.

fifty-two other mutual funds (collectively, the "Prudential Funds"). Defendant serves as the investment adviser for all of the fifty-eight Prudential Funds, including the Funds. According to Defendant's September 2014 Form ADV filed with the SEC, Defendant employs only sixty-nine personnel to perform investment advisory services for the fifty-eight Prudential Funds, including the Funds. In addition, each Board of the fifty-eight Prudential Funds (including the Funds) is comprised of substantially the same directors/trustees. Therefore, substantially the same Board oversees the Funds in addition to overseeing the fifty-two other Prudential Funds.[12]

### MANAGEMENT AGREEMENTS BETWEEN DEFENDANT AND THE FUNDS

25.     Defendant serves as the investment adviser to the Funds pursuant to management agreements detailing the parties' obligations. Specifically:

- Defendant serves as the investment adviser to the Growth Fund pursuant to a Management Agreement (the "Growth Fund Management Agreement") between Defendant and PIP on behalf of the Growth Fund, which was most recently amended on January 1, 2000.

- Defendant serves as the investment adviser to the Mid-Cap Fund pursuant to a Management Agreement (the "Mid-Cap Fund Management Agreement") between Defendant and the Mid-Cap Fund, which was most recently amended on February 23, 2001.

- Defendant serves as the investment adviser to the Real Estate Fund pursuant to a Management Agreement (the "Real Estate Fund Management Agreement") between Defendant and PIP-12 on behalf of the Real Estate Fund, dated February 18, 1998.

---

[12] All fifty-eight Prudential Funds share ten common directors/trustees. Fifty-six of the Prudential Funds (including all six of the Funds) share an eleventh common director/trustee. Thirty-seven of the Prudential Funds (including four of the Funds) share a twelfth common director/trustee. Thirty of the Prudential Funds (including four of the Funds) share a thirteenth and fourteenth common director/trustee.

- Defendant serves as the investment adviser to the Income Fund pursuant to a Management Agreement (the "Income Fund Management Agreement") between Defendant and PIP-10 on behalf of the Income Fund, which was most recently amended on July 1, 2014.

- Defendant serves as the investment adviser to the Short-Term Fund pursuant to a Management Agreement (the "Short-Term Fund Management Agreement") between Defendant and the Short-Term Fund, dated July 17, 2003.

- Defendant serves as the investment advisor to the Resources Fund pursuant to a Management Agreement (the "Resources Fund Management Agreement") between Defendant and the Resources Fund, dated February 23, 2001.

The Growth Fund Management Agreement, Mid-Cap Fund Management Agreement, Real Estate Fund Management Agreement, Income Fund Management Agreement, Short-Term Fund Management Agreement, and Resources Fund Management Agreement are collectively referred to herein as the "Management Agreements."

26.     The Management Agreements require Defendant to provide the following investment advisory services to each Fund: [13]

> ...[T]he Manager shall manage the investment operations of the [Fund] and the composition of the [Fund's] portfolio, including the purchase, retention and disposition thereof, in accordance with the [Fund's] investment objectives, policies and restrictions ... subject to the following understandings:
>
>> (a)     The Manager ... shall provide supervision of the [Fund's] investments and determine from time to time what investments or securities will be purchased, retained, sold or loaned by the [Fund], and what portion of the assets will be invested or held uninvested as cash.
>
> * * *

---

[13] This quoted material is from the Growth Fund Management Agreement, and is substantially the same in the other Management Agreements.   Minor semantic differences may exist from management agreement to management agreement.

(c)     The Manager ... shall determine the securities and futures contracts to be purchased or sold by the [Fund] and will place orders pursuant to its determinations with or through such persons, brokers, dealers or futures commission merchants (including but not limited to Prudential Securities Incorporated) in conformity with the policy with respect to brokerage as set forth in the Fund's Registration Statement or as the Board of Directors may direct from time to time.

27.     The Management Agreements also require Defendant to provide certain other services that are administrative in nature to each Fund: [14]

Subject to the supervision of the Board of Directors of the Fund, the Manager shall administer the Fund's business affairs and, in connection therewith, shall furnish the Fund with office facilities and with clerical, bookkeeping and recordkeeping services at such office facilities ... subject to the following understandings:

\* \* \*

(d)     The Manager ... shall maintain all books and records with respect to the [Fund's] portfolio transactions and shall render to the Fund's Board of Directors such periodic and special reports as the Board may reasonably request.

(e)     The Manager ... shall be responsible for the *financial and accounting records to be maintained by the [Fund]* (including those being maintained by the Fund's Custodian).

(f)     The Manager ... shall provide the Fund's Custodian on each business day information relating to all transactions concerning the [Fund's] assets.

28.     In exchange for the services provided by Defendant to the Funds, the Management Agreements require each Fund to pay Defendant an annual fee that is calculated as a percentage of the Fund's AUM.

29.     Since June 1 2004, the Growth Fund's investment advisory fee rate has been determined according to the following breakpoint schedule, which reduces the rate paid as the Growth Fund's AUM increase:

---

[14] This quoted material is from the Growth Fund Management Agreement, and is substantially the same in the other Management Agreements. Minor semantic differences may exist from management agreement to management agreement.

| AUM | Fee Rate |
|---|---|
| Up to $300 million | 0.60% |
| Up to $3 billion | 0.575% |
| Over $3 billion | 0.55% |

The Growth Fund paid Defendant an effective investment advisory fee rate of fifty-eight basis points, or 0.58%, during its most recently reported fiscal year ended September 30, 2014, pursuant to the above fee.[15]   The Growth Fund paid Defendant approximately $15,155,667 in investment advisory fees during fiscal year 2014.

30.    Since May 24, 2000, the Mid-Cap Fund's investment advisory fee rate has been determined according to the following breakpoint schedule, which reduces the rate paid as the Mid-Cap Fund's AUM increase:

| AUM | Fee Rate |
|---|---|
| Up to $1 billion | 0.60% |
| Over $1 billion | 0.55% |

The Mid-Cap Fund paid Defendant an effective investment advisory fee rate of fifty-six basis points, or 0.56%, during its most recently reported fiscal year ended August 31, 2014, pursuant to the above fee schedule.   The Mid-Cap Fund paid Defendant approximately $54,534,485 in investment advisory fees during fiscal year 2014.

31.    Since the Real Estate Fund's inception, its investment advisory fee rate has been seventy-five basis points, or 0.75%, on all AUM.   The Real Estate Fund paid Defendant approximately

---

[15] The effective advisory fee rates for each fund included herein are from the Funds' respective prospectus for the given fiscal year.  Upon information and belief, the effective investment advisory fee rate is the weighted average of the rates paid by the Fund on each level of AUM—e.g., for the Growth Fund, sixty basis points on the first $300 million, fifty-seven and a half basis points on the next $2.7 billion, and fifty-five basis points over $3 billion.

$27,397,146 in investment advisory fees during its most recently reported fiscal year ended March 31, 2015.

32.     Since July 1, 2014, the Income Fund's investment advisory fee rate has been determined according to the following breakpoint schedule, which reduces the rate paid as the Income Fund's AUM increase:[16]

| AUM | Fee Rate |
| --- | --- |
| Up to $500 million | 0.85% |
| From $500 million to $1 billion | 0.80% |
| From $1 billion to $2.5 billion | 0.75% |
| From $2.5 billion to $5 billion | 0.725% |
| From $5 billion to $7.5 billion | 0.70% |
| From $7.5 billion to $10 billion | 0.675% |
| Over $10 billion | 0.65% |

The Income Fund paid Defendant an effective investment advisory fee rate of seventy-five basis points, or 0.75%, during its most recently reported fiscal year ended October 31, 2014, pursuant to the above fee schedule.   The Income Fund paid Defendant approximately $35,213,600 in investment advisory fees during fiscal year 2014.

33.     Since the Short-Term Fund's inception, its investment advisory fee rate has been forty basis points, or 0.40%, on all AUM.  The Short-Term Fund paid Defendant approximately $38,391,092 in investment advisory fees during its most recently reported fiscal year ended December 31, 2014.

---

[16] Prior to July 1, 2014, the Income Fund's highest break point was $2.5 billion for which the fee rate was 0.725%. The fee rate was otherwise the same.

34.     Since June 1 2004, the Resources Fund's investment advisory fee rate has been determined according to the following breakpoint schedule, which reduces the rate paid as the Resources Fund's AUM increase:

| AUM | Fee Rate |
|---|---|
| Up to $1 billion | 0.75% |
| Over $1 billion | 0.70% |

The Resources Fund paid Defendant an effective investment advisory fee rate of seventy-one basis points, or 0.71%, during its most recently reported fiscal year ended October 31, 2014, pursuant to the above fee schedule.   The Resources Fund paid Defendant approximately $31,051,022 in investment advisory fees during fiscal year 2014.

## DEFENDANT HAS DELEGATED RESPONSIBILITY FOR PROVIDING INVESTMENT ADVISORY SERVICES TO THE SUB-ADVISERS

35.     Rather than providing the investment advisory services required by the Management Agreements, Defendant has instead subcontracted with other investment advisers to provide substantially all of those services to the Funds.  Specifically:

- Since the inception of the Growth Fund in 1995, Defendant has subcontracted with Jennison to provide investment advisory services to the Growth Fund pursuant to a Subadvisory Agreement between Jennison and Defendant, dated October 27, 1995 (the "Growth Fund Sub-advisory Agreement").

- Since December 2000, Defendant has subcontracted with Jennison to provide investment advisory services to the Mid-Cap Fund, which Jennison still provides pursuant to a Subadvisory Agreement between Jennison and Defendant, dated February 2, 2001 (the "Mid-Cap Fund Sub-advisory Agreement").

- Defendant subcontracts with PREI to provide investment advisory services to the Real Estate Fund pursuant to a Subadvisory Agreement between PREI and Defendant, dated January 19, 2007 (the "Real Estate Fund Sub-advisory Agreement").

- Defendant subcontracts with Jennison to provide investment advisory services to the Income Fund pursuant to a Subadvisory Agreement between Jennison and Defendant, dated October 3, 2005 (the "Income Fund Sub-advisory Agreement").

- Since the inception of the Short-Term Fund in December 1989, Defendant has subcontracted with PIM to provide investment advisory services to the Short-Term Fund, which PIM still provides pursuant to a Subadvisory Agreement between PIM and Defendant, dated July 17, 2003 (the "Short-Term Fund Sub-advisory Agreement").

- Since at least March 1998, Defendant has subcontracted with Jennison to provide investment services to the Resources Fund, which Jennison still provides pursuant to a Subadvisory Agreement between Jennison and Defendant, dated February 2, 2001 (the "Resources Fund Sub-advisory Agreement").

36.     The Growth Fund Sub-advisory Agreement, Mid-Cap Fund Sub-advisory Agreement, Real Estate Fund Sub-advisory Agreement, Income Fund Sub-advisory Agreement, Short-Term Fund Sub-advisory Agreement, and Resources Fund Sub-advisory Agreement are collectively referred to herein as the "Sub-advisory Agreements."

37.     Pursuant to the Sub-advisory Agreements, Defendant pays a fee to the Sub-advisers for providing substantially all investment advisory services to the Funds that amounts to only about 50% of what Defendant charges the Funds for the nearly identical services required of Defendant under the Management Agreements, as shown by the following table:

| Investment Advisory Services Required by Management Agreements[17] | Investment Advisory Services Required by Sub-advisory Agreements[18] |
|---|---|
| "…the Manager shall manage the investment operations of the [Fund] and the composition of the [Fund's] portfolio, including the purchase, retention and disposition thereof, in accordance with the [Fund's] investment objectives, policies and restrictions … and subject to the following understandings:" | "…the Subadviser shall manage the investment operations of the Fund and the composition of the Fund's portfolio, including the purchase, retention and disposition thereof, in accordance with the Fund's investment objectives, policies and restrictions … subject to the following understandings:" |
| "(a)   The Manager … shall provide supervision of the [Fund's] investments and determine from time to time what investments or securities will be purchased, retained, sold or loaned by the [Fund], and what portion of the assets will be invested or held uninvested as cash." | "(i)   The Subadviser shall provide supervision of the Fund's investments and determine from time to time what investments and securities will be purchased, retained, sold or loaned by the Fund, and what portion of the assets will be invested or held uninvested as cash." |
| "(c)   The Manager … shall determine the securities and futures contracts to be purchased or sold by the [Fund] and will place orders pursuant to its determinations with or through such persons, brokers, dealers or futures commission merchants (including but not limited to Prudential Securities Incorporated) in conformity with the policy with respect to brokerage as set forth in the Fund's Registration Statement or as the Board of Directors may direct from time to time." | "(iii)  The Subadviser shall determine the securities and futures contracts to be purchased or sold by the Fund and will place orders with or through such persons, brokers, dealers or futures commission merchants … to carry out the policy with respect to brokerage as set forth in the Fund's Registration Statement and Prospectus or as the Board of Directors may direct from time to time." |

The remaining investment advisory services provided by Defendant are limited to supervision and oversight of the Sub-advisers.

38.     During fiscal year 2014, Defendant paid Jennison an investment sub-advisory fee rate for performing substantially all investment advisory services for the Growth Fund according to the

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[17] This quoted material in the column below is from the Growth Fund Management Agreement, and is substantially the same in the other Management Agreements.  Minor semantic differences may exist from management agreement to management agreement.

[18] The quoted material in the column below is from the Growth Fund Sub-advisory Agreement, and is substantially the same in the other Sub-advisory Agreements.  Minor semantic differences may exist from sub-advisory agreement to sub-advisory agreement.

following breakpoint schedule, which reduces the rate paid as the Growth Fund's AUM increase:

| AUM | Fee Rate |
|---|---|
| Up to $300 million | 0.30% |
| Over $300 million | 0.25% |

Defendant paid Jennison an effective investment sub-advisory fee rate[19] of twenty-five basis points, or 0.25%, during its most recently reported fiscal year ended September 30, 2014, pursuant to the above fee schedule.  In total, Defendant paid Jennison approximately $6,706,812 in investment sub-advisory fees for performing substantially all investment advisory services for the Growth Fund during fiscal year 2014. Defendant only paid Jennison less than 50% of the fee it received from the Growth Fund.

39.     During fiscal year 2014, Defendant paid Jennsion an investment sub-advisory fee rate for performing substantially all investment advisory services for the Mid-Cap Fund according to the following breakpoint schedule, which reduces the rate paid as the Mid-Cap Fund's AUM increase:

| AUM | Fee Rate |
|---|---|
| Up to $1 billion | 0.30% |
| Over $1 billion | 0.261% |

Defendant paid Jennison an effective investment sub-advisory fee rate of twenty-five basis points, or 0.25%, during its most recently reported fiscal year ended August 31, 2014, pursuant to the above fee schedule.  In total, Defendant paid Jennison approximately $26,031,819 in investment sub-advisory fees for performing substantially all investment advisory services for the Mid-Cap Fund during fiscal year 2014. Defendant only paid Jennison less than 50% of the fee it received from the Mid-Cap Fund.

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[19] Defendant's publicly available information does not provide effective sub-advisory fee rates for the Funds.   Accordingly, throughout this Complaint, effective sub-advisory fee rates are calculated by comparing AUM as of the end of the given fiscal year as a percentage of net fees paid to the Sub-adviser for the given fiscal year.

40.     During fiscal year 2015, Defendant paid PREI an investment sub-advisory fee rate for performing substantially all investment advisory services for the Real Estate Fund according to the following breakpoint schedule, which reduces the rate paid as the Real Estate Fund's AUM increase:

| AUM | Fee Rate |
| --- | --- |
| Up to $1 billion | 0.45% |
| Over $1 billion | 0.40% |

Defendant paid PREI an effective investment sub-advisory fee rate of thirty-four basis points, or 0.34%, during its most recently reported fiscal year ended March 31, 2015, pursuant to the above fee schedule. In total, Defendant paid PREI approximately $13,882,892 in investment sub-advisory fees for performing substantially all investment advisory services for the Real Estate Fund during fiscal year 2015. Defendant only paid PREI about 50% of the fee it received from the Real Estate Fund.

41.     During fiscal year 2014, Defendant paid Jennison an investment sub-advisory fee rate for performing substantially all investment advisory services for the Income Fund according to the following breakpoint schedule, which reduces the rate paid as the Income Fund's AUM increase:

| AUM | Fee Rate |
| --- | --- |
| Up to $500 million | 0.43% |
| From $500 million to $1 billion | 0.38% |
| Over $1 billion | 0.34% |

Defendant paid Jennison an effective investment sub-advisory fee rate of thirty-three basis points, or 0.33%, during its most recently reported fiscal year ended October 31, 2014, pursuant to the above fee schedule. In total, Defendant paid Jennison approximately $16,519,136 in investment sub-advisory fees for performing substantially all investment advisory services for the Income Fund during fiscal year 2014. Defendant only paid Jennison less than 50% of the fee it received from the Income Fund.

42.     Effective July 1, 2014, Defendant paid PIM an investment sub-advisory fee rate for performing substantially all investment advisory services for the Short-Term Fund according to the following breakpoint schedule, which reduces the rate paid as the Short-Term Fund's AUM increase:[20]

| AUM | Fee Rate |
|-----|----------|
| Up to $10 billion | 0.20% |
| Over $10 billion | 0.195% |

Defendant paid PIM an effective investment sub-advisory fee rate of twenty-one basis points, or 0.21%, during its most recently reported fiscal year ended December 31, 2014, pursuant to the above fee schedule.  In total, Defendant paid PIM approximately $16,519,136 in investment sub-advisory fees for performing substantially all investment advisory services for the Short-Term Fund during fiscal year 2014.  Defendant only paid PIM about 50% of the fee it received from the Short-Term Fund.

43.     During fiscal year 2014, Defendant paid Jennison an investment sub-advisory fee rate of thirty-seven and one-half basis points, or .375%, for performing substantially all investment advisory services for the Resources Fund.  In total, Defendant paid Jennison approximately $16,366,619 in investment sub-advisory fees for performing substantially all investment advisory services for the Resources Fund during fiscal year 2014.  Defendant only paid Jennison about 50% of the fee it received from the Resources Fund.

44.     The fees paid by Defendant to each Sub-adviser pursuant to the Sub-advisory Agreements were established through arm's-length negotiations between Defendant and each Sub-adviser.  Although Defendant is affiliated with the Sub-advisers, the parties' negotiations regarding the fees are effectively arm's-length given the Sub-advisers' incentives to negotiate the highest possible fees.

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[20] Prior to July 1, 2014, the sub-advisory fee rate was 0.20%, on all AUM.

Specifically, the Sub-advisers determine the compensation they provide to their respective decision-makers according to their financial results, which therefore incentivizes them to negotiate the best possible fee from Defendant.  The Sub-advisory Agreements are, therefore, indicative of the range of reasonable fees for the investment advisory services required under the Management Agreement for each Fund.  Not only did Defendant charge more than twice the reasonable fee, i.e., what the Sub-advisers charged, for almost identical services, Defendant ultimately performed next to no services for the Funds.  Yet, Defendant still retained more in fees than it paid to the Sub-advisers.  Moreover, the fees paid by Defendant to each Sub-adviser include the cost to such Sub-adviser of providing the investment advisory services required by the applicable Sub-advisory Agreement plus a profit.  Given that Defendant performed almost no services for the Funds, the fees retained by Defendant were mostly profit, thereby further evidencing the unreasonableness of the fees Defendant charged.

## THE FUNDS ARE RESPONSIBLE FOR SUBSTANTIALLY ALL COSTS ASSOCIATED WITH ADMINISTRATING THEIR CORPORATE AFFAIRS

45.     In addition to paying highly unreasonable management fees to Defendant, pursuant to the Management Agreements, the Funds must also assume substantially all of the administrative costs associated with operating the respective Fund.  As set forth below, the Management Agreements explicitly allocate the following substantial expenses to the Fund:[21]

The Fund assumes and will pay the expenses described below:

(a) the fees and expenses incurred by the Fund in connection with the management of the investment and reinvestment of the Fund's assets,

(b) the fees and expenses of Directors who are not affiliated persons of the Manager or the Fund's investment adviser,

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[21] This quoted material is from the Growth Fund Management Agreement, and is substantially the same in the other Management Agreements.  Minor semantic differences may exist from management agreement to management agreement.

(c) the fees and expenses of the Custodian that relate to (i) the custodial function and the recordkeeping connected therewith, (ii) preparing and maintaining the general accounting records of the Fund and the providing of any such records to the Manager useful to the Manager in connection with the Manager's responsibility for the accounting records of the Fund pursuant to Section 31 of the [ICA] and the rules promulgated thereunder, (iii) the pricing of the shares of the Fund, including the cost of any pricing service or services which may be retained pursuant to the authorization of the Board of Directors of the Fund, and (iv) for both mail and wire orders, the cashiering function in connection with the issuance and redemption of the Fund 1 s securities,

(d) the fees and expenses of the Fund's Transfer and Dividend Disbursing Agent … that relate to the maintenance of each shareholder account,

(e) the charges and expenses of legal counsel and independent accountants for the Fund,

(f) brokers' commissions and any issue or transfer taxes chargeable to the Fund in connection with its securities and futures transactions,

(g) all taxes and corporate fees payable by the Fund to federal, state or other governmental agencies,

(h) the fees of any trade associations of which the Fund may be a member,

(i) the cost of stock certificates representing, and/or non-negotiable share deposit receipts evidencing, shares of the Fund,

(j) the cost of fidelity, directors and officers and errors and omissions insurance,

(k) the fees and expenses involved in registering and maintaining registration of the Fund and of its shares with the Securities and Exchange Commission, registering the Fund as a broker or dealer and paying notice filings under state securities laws, including the preparation and printing of the Fund's registration statements prospectuses and statements of additional information for filing under federal and state securities laws for such purposes,

(l) allocable communications expenses with respect to investor services and all expenses of shareholders' and directors' meetings and of preparing, printing and mailing reports to shareholders in the amount necessary for distribution to the shareholders,

(m) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Fund's business, and

(n) any expenses assumed by the Fund pursuant to a Plan of Distribution adopted in conformity with Rule 12b-1 under the [ICA].

46.      As set forth in the following table, during fiscal year 2014, the Growth Fund paid more than $8.87 million; the Mid-Cap Fund paid more than $34.77 million; the Income Fund paid more than

$24.29 million; the Short-Term Fund paid more than $38.78 million; the Resources Fund paid more than $18.14 million; and during fiscal year 2015, the Real Estate Fund paid more than $12.69 million for the administrative fees described in ¶45:[22]

| Administrative Fees | Mid-Cap Growth Fund | Growth Fund | Real Estate Fund | Income Fund | Short-Term Fund | Resources Fund |
|---|---|---|---|---|---|---|
| Distribution Fee | $15,808,548 | $4,464,433 | $4,998,033 | $18,358,021 | $26,486,799 | $12,098,032 |
| Transfer Agent's Fees | $16,643,000 | $3,648,000 | $5,867,000 | $4,660,000 | $9,930,000 | $4,884,000 |
| Custodian's Fees | $927,000 | $347,000 | $713,000 | $479,000 | $943,000 | $500,000 |
| Shareholders' Reports | $660,000 | $137,000 | $578,000 | $197,000 | $538,000 | $250,000 |
| Trustee/Director Fees | $236,000 | $71,000 | $88,000 | $113,000 | $228,000 | $106,000 |
| Registration Fees | $230,000 | $92,000 | $148,000 | $191,000 | $370,000 | $150,000 |
| Insurance Fees | $127,000 | $32,000 | $31,000 | $51,000 | $131,000 | $58,000 |
| Legal Fees | $75,000 | $30,000 | $43,000 | $42,000 | $77,000 | $42,000 |
| Audit Fee | $22,000 | $22,000 | $26,000 | $26,000 | $34,000 | $23,000 |
| Loan Interest Expense | - | $777 | $3,565 | $1,047 | - | - |
| Commitment Fees | - | - | $3,000 | - | $9,000 | - |
| Miscellaneous | $49,728 | $26,921 | $195,890 | $172,557 | $34,081 | $36,179 |
| Total: | $34,778,276 | $8,871,131 | $12,694,488 | $24,290,625 | $38,780,880 | $18,147,211 |

The amounts set forth above are in addition to any amounts paid to Defendant under the Management Agreements.

47.     The only identifiable expenses associated with "administering the Fund[s'] corporate affairs" purportedly assumed by Defendant are "the salaries and expenses of all employees of the Fund and the Manager, *except the fees and expenses of Directors who are not affiliated persons of the Manager or any Subadviser*," and costs of providing office facilities. The expenses related to the Funds' directors or trustees, other employees, and office space purportedly paid by Defendant pursuant to the Management Agreements are de minimis and do not justify the mark-up charged by Defendant to the Funds. Only two or three members of each of the Funds' Boards, which are comprised of a total of twelve to fourteen members each, are affiliated, i.e., interested persons.

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[22] The figures included in the table are the fiscal year 2014 figures from the Statement of Operations included in each of the Funds' (with the exception of the Real Estate Fund) respective Annual Reports for fiscal year 2014. The Real Estate Fund figures included in the table are the fiscal year 2015 figures from the Statement of Operations included in the fund's Annual Report for fiscal year 2015.

48.     Moreover, the two or three interested Board members are the same for each of the Funds, and also serve on the Boards of most or all of the fifty-two other Prudential Funds.[23] The interested Board members are also employed by Defendant and devote a majority of their time to their responsibilities as employees of Defendant and its affiliates, and not to their responsibilities as directors or trustees of the Funds.  Therefore, any portion of the annual compensation paid by Defendant to the Funds' Board members that is fairly allocable to their service as officers of the Funds (as opposed to their responsibilities as employees of Defendant and their responsibilities as directors or trustees of the fifty-two other Prudential Funds) is (or at least should be) de minimis relative to the mark-up charged to the Funds by Defendant over the sub-advisory fees paid by Defendant to the Sub-advisers.  *See infra* ¶¶53-55 (detailing the mark-up charged by Defendant to the Funds).

49.     The other employees of the Funds are employees for numerous Prudential Funds, including the Funds.  Therefore, any portion of the annual compensation paid by Defendant to the Funds' other employees that is fairly allocable to their service as employees of each of the Funds (as opposed to their responsibilities as employees of Defendant and their responsibilities as employees of the other Prudential Funds) is de minimis relative to the mark-up charged to the Funds by Defendant over the sub-advisory fees paid by Defendant to the Sub-advisers.

50.     Each of the Funds, and the fifty-two other Prudential Funds, share the same office space as Defendant and its affiliates.  Insofar as the Funds make use of Defendant's offices, any portion of Defendant's annual rent that is fairly allocable to the Funds' use of those offices (as opposed to the use of those offices by Defendant, its affiliates, or the other Prudential Funds) is (or at least should be) de

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[23] One of the interested directors/trustees serves on the Boards of all fifty-eight Prudential Funds. One of the interested directors/trustees serves on the Boards of fifty-six of the Prudential Funds, including the Funds.  One of the interested directors/trustees serves on the Boards of thirty-seven of the Prudential Funds, including four of the Funds.

minimis relative to the mark-up charged to the Funds by Defendant over the sub-advisory fees paid by

Defendant to the Sub-advisers.

## DEFENDANT HAS DELEGATED RESPONSIBILITY FOR PROVIDING REMAINING ADMINISTRATIVE SERVICES TO THE SUB-ADVISERS

51.     The Management Agreements require Defendant to perform certain services that are

encompassed by the investment advisory fee but are administrative in nature.  However, rather than

Defendant providing the administrative services required by the Management Agreements, Defendant

has delegated substantially all those administrative services to the Sub-advisers, as shown in the

following table:

| Administrative Services Required by Management Agreements[24] | Administrative Services Required by Sub-advisory Agreements[25] |
| --- | --- |
| "(d)   The Manager shall maintain all books and records with respect to the [Fund's] portfolio transactions and shall render to the Fund's Board of Directors such periodic and special reports as the Board may reasonably request." | "(iv)   The Subadvisor shall maintain all books and records with respect to the Fund's portfolio transactions … and shall render to the Fund's Board of Directors such periodic and special reports as the Directors may reasonably request." |
| "(f)   The Manager shall provide the Fund's Custodian on each business day with information relating to all transactions concerning the [Fund's] assets." | "(v)   The Subadviser shall provide the Fund's Custodian on each business day with information relating to all transactions concerning the Fund's assets and shall provide the Manager with such information upon request of the Manager." |

52.     Any remaining services that are administrative in nature and are purportedly provided by

Defendant are limited to supervision and oversight of the Sub-advisers.  Defendant's excessive fee

arrangements do not even encompass a number of other services, such as communicating with security

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[24] The quoted material in the column below is from the Growth Fund Management Agreement, and is substantially the same in the other Management Agreements.  Minor semantic differences may exist from management agreement to management agreement.

[25] The quoted material in the column below is from the Growth Fund Sub-advisory Agreement, and is substantially the same in the other Sub-advisory Agreements.  Minor semantic differences may exist from sub-advisory agreement to sub-advisory agreement.

holders about the Funds, maintaining records of each security holder's ownership of Fund securities, and managing the process by which Fund securities are purchased by or redeemed from security holders. Accordingly, the mark-up charged to each Fund by Defendant is disproportionate to any administrative services purportedly provided by Defendant pursuant to the Management Agreements, and is outside the range of what could be negotiated at arm's length for such services.[26]

## DEFENDANT CHARGES THE FUNDS A MARK-UP OVER THE FEES PAID TO THE SUB-ADVISERS THAT IS DISPROPORTIONATE TO THE VALUE OF DEFENDANT'S SUPERVISION AND OVERSIGHT SERVICES

53.     As established above, any investment advisory services provided to the Funds by Defendant are limited to supervision and oversight.  The costs of providing such services (plus the limited administrative expenses assumed by Defendant) are de minimis on a fund-by-fund basis.  Yet, the fees retained by Prudential (after paying the Sub-advisers) represent a mark-up of more than 104.4% over the sub-advisory fees paid by Defendant to the Sub-advisers.

54.     The more-than-104.4% mark-up charged by Defendant to each of the Funds is grossly disproportionate to the value of Defendant's supervision and oversight services, and outside the range of what could be negotiated at arm's length for such services.  The day-to-day implementation of an investment program is the most expensive, and important, investment advisory service required for a mutual fund. This service is provided to the Funds by their respective Sub-advisers.  Defendant's primary responsibilities of supervising and overseeing the Sub-advisers are minimal in comparison. Consequently, any mark-up charged by Defendant to the Funds over the fees paid to the Sub-advisers should be, at most, a small fraction of the fees paid to the Sub-advisers.  Defendant's fee retention (which amount to mostly profits), however, *exceeds* the fees charged by the Sub-advisers (which are

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[26] Far more extensive administrative services can be obtained from unaffiliated service providers through arm's-length negotiations for less than five basis points, or 0.05% of AUM, according to publicly disclosed administrative services agreements for other mutual funds.

offset by greater costs), despite the fact that Defendant performs minimal services for the Funds.

55.     The following table details Defendant's mark-up per Fund for the most recent fiscal year:[27]

| Fund | Advisory Fees Charged by Defendant | Subadvisory Fees Paid to Subadviser | Mark-Up Retained by Defendant | Mark-Up as a Percentage of Subadvisory Fees |
|---|---|---|---|---|
| Growth Fund | $15,155,667 | $6,706,812 | $8,448,855 | 126.0% |
|  | 58 basis points | 25 basis points | 33 basis points |  |
| Mid-Cap Fund | $54,534,485 | $26,031,819 | $28,502,666 | 109.5% |
|  | 56 basis points | 25 basis points | 31 basis points |  |
| Real Estate Fund | $27,397,146 | $13,882,892 | $13,514,254 | 97.3% |
|  | 75 basis points | 34 basis points | 41 basis points |  |
| Income Fund | $35,213,600 | $16,519,136 | $18,694,464 | 113.2% |
|  | 75 basis points | 33 basis points | 42 basis points |  |
| Short-Term Fund | $38,391,092 | $19,190,546 | $19,200,546 | 100.1% |
|  | 40 basis points | 21 basis points | 19 basis points |  |
| Resources Fund | $31,051,022 | $16,366,619 | $14,684,403 | 89.7% |
|  | 71 basis points | 37.5 basis points | 33.5 basis points |  |
| Total | $201,743,012 | $98,697,824 | $103,045,188 | 104.4% |

## DEFENDANT FAILED TO SHARE SAVINGS REALIZED FROM ECONOMIES OF SCALE WITH THE FUNDS

56.     The Funds' assets have increased considerably in recent years.  As a result of the increase in AUM, the amount of investment advisory fees charged to the Funds has also increased considerably. Specifically:

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[27] The figures are based on date from the fiscal year 2014 for all the Funds, except the Real Estate Fund. The Real Estate Fund figures are based on data from the fiscal year 2015.

- The Growth Fund's AUM have increased from approximately $1.8 billion as of fiscal year end 2009, to approximately $2.7 billion as of fiscal year end 2014 on September 30, 2014.  As a result of the increase in AUM, the amount of investment advisory fees charged to the Growth Fund increased by almost 70%, from approximately $9,417,378 in fiscal year 2009 to approximately $15,155,667 in fiscal year 2014.

- The Mid-Cap Fund's AUM have increased from approximately $1.3 billion as of fiscal year end 2009, to approximately $10.2 billion as of fiscal year end 2014 on August 31, 2014.  As a result of the increase in AUM, the amount of investment advisory fees charged to the Mid-Cap Fund increased by more than 900%, from approximately $5,375,466 in fiscal year 2009 to approximately $54,534,485 in fiscal year 2014.

- The Real Estate Fund's AUM have increased from approximately $173 million as of fiscal year end 2009, to approximately $4 billion as of fiscal year end 2015 on March 31, 2015.  As a result of the increase in AUM, the amount of investment advisory fees charged to the Real Estate Fund increased by more than 1,086%, from approximately $2,308,342 in fiscal year 2009 to approximately $27,397,146 in fiscal year 2015.

- The Income Fund's AUM have increased from approximately $145 million as of fiscal year end 2009, to approximately $5.1 billion as of fiscal year end 2014 on October 31, 2014.  As a result of the increase in AUM, the amount of investment advisory fees charged to the Income Fund increased by more than 3,356%, from approximately $1,018,906 in fiscal year 2009 to approximately $35,213,600 in fiscal year 2014.

- The Short-Term Fund's AUM have increased from approximately $341 million as of fiscal year end 2009, to approximately $9.3 billion as of fiscal year end 2014 on December 31, 2014.  As a result of the increase in AUM, the amount of investment advisory fees charged to the Short-Term Fund increased by more than 624%, from approximately $5,301,483 in fiscal

year 2009 to approximately $38,391,092 in fiscal year 2014.

- The Resources Fund's AUM have increased from approximately $2.5 billion as of fiscal year
  end 2009, to approximately $3.8 billion as of fiscal year end 2014 on October 31, 2014. As a
  result of the increase in AUM, the amount of investment advisory fees charged to the
  Resources Fund increased by more than 84%, from approximately $16,853,044 in fiscal year
  2009 to approximately $31,051,022 in fiscal year 2014.

57.    Consequently, Defendant realized economies of scale as the Funds' AUM increased,

which reduced the cost, as a percentage of the Funds' AUM, of providing services to each Fund, and

increased the profitability to Defendant of providing those services.  Yet, the increase in investment

advisory fees charged to each Fund by Defendant has not been accompanied by a proportionate increase

in the work or cost required by Defendant to provide services to the Funds pursuant to the Management

Agreements.

58.    With respect to investment advisory services, Defendant has continued to subcontract

with a single Sub-adviser to provide investment advisory services for each Fund, and it has not been

required to retain additional Sub-advisers for any Fund due to increases in the Funds' AUM.

Defendant's supervision and oversight of the Sub-advisers has also not meaningfully increased as the

Funds' AUM has increased.  Defendant has continued to request and evaluate the same or substantially

the same reports and other information with respect to each Sub-adviser as the Funds' AUM have

increased, and the work or cost to Defendant of reviewing and evaluating that information has not

increased proportionately with AUM.  Likewise, Defendant is required to monitor compliance with the

same or substantially the same regulatory requirements regardless of a fund's AUM, and the work or

cost required to monitor such compliance with respect to the Funds has not increased proportionately as the Funds' AUM have increased.[28]

59.     Nor has the work or cost to Defendant of providing the minimal administrative-type services purportedly provided pursuant to the Management Agreements meaningfully increased as the Funds' AUM have increased.   Similarly, Defendant provides the same or substantially the same employees and office space regardless of a fund's AUM, and the cost of providing employees and office space with respect to the Funds has not increased proportionately as the Funds' AUM increased.

60.     Because investment advisers realize economies of scale as a mutual fund's AUM increase, the investment advisory fee rate charged to a mutual fund often decreases as the fund's AUM increase.   Mutual fund investment advisory fee schedules often include breakpoints, which reduce a fund's fee rate as AUM increase.   Absent breakpoints or other reductions to the fee rate, or if the breakpoints or other reductions do not appropriately reduce the effective fee rate paid by a fund, the benefits of economies of scale accrue to a fund's investment adviser in the form of higher fees and profits.

61.     Defendant did not share with the Growth Fund any of the benefits of economies of scale it realized in supervising and overseeing Jennison or covering limited expenses for the Fund.  Although the Growth Fund's investment advisory fee schedule includes breakpoints (*see supra* ¶29), the breakpoints fail to provide the Growth Fund with an appropriate share of the benefits of economies of scale realized by Defendant.  To begin with, the Growth Fund's investment advisory fee schedule has been in effect since the fund's inception in 1995, even though AUM has increased substantially since then.  In particular, the Growth Fund's AUM increased from approximately $2.37 billion at the end of fiscal year 2013 to approximately $2.70 billion at the end of fiscal year 2014.  At the same time,

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[28] Moreover, Defendant delegates its compliance responsibilities to the Sub-advisers under the Sub-advisory Agreements.

breakpoints in the Growth Fund's fee schedule did not reduce the fund's effective investment advisory rate, which remained constant at fifty-eight basis points, or 0.58%. The lack of reduction in the Growth Fund's effective investment advisory fee rate from 2013 to 2014 translates into no savings to the fund.

62.     In contrast, due to the increase in AUM from 2013 to 2014, the dollar amount of fees paid by the Growth Fund increased by approximately $2,793,494 from $12,362,173 in fiscal year 2013 to $15,155,667 in fiscal year 2014.   Moreover, because the effective sub-advisory fee rate for the Growth Fund also remained constant from 2013 to 2014, Defendant's fee retention rate remained the same.  Thus, the increase in the Growth Fund's AUM from 2013 to 2014 produced significant benefits to Defendant (increased advisory fees) but no benefits to the Growth Fund (no reduction in the advisory fee rate).   To the extent economies of scale were shared with the Growth Fund, they were shared by the Sub-adviser, Jennison (and not by Defendant).

63.     Likewise, Defendant did not share with the Mid-Cap Fund any of the benefits of economies of scale it realized in supervising and overseeing Jennison or covering limited expenses for the fund.  Although the Mid-Cap Fund's investment advisory fee schedule includes breakpoints (*see supra* ¶30), the breakpoints fail to provide the Mid-Cap Fund with an appropriate share of the benefits of economies of scale realized by Defendant.  Significantly, the Mid-Cap Fund's investment advisory fee schedule has been in effect since May 24, 2000, and includes the highest breakpoint set at $1 billion in AUM, even though AUM has blown past that breakpoint *increasing to over $10 billion* by the end of fiscal year 2014. Most recently, the Mid-Cap Fund's AUM increased from approximately $8.98 billion at the end of fiscal year 2013 to approximately $10.22 billion at the end of fiscal year 2014.  At the same time, breakpoints in the Mid-Cap Fund's fee schedule did not reduce the fund's effective investment advisory rate, which remained constant at fifty-six basis points, or 0.56%.  The lack of reduction in the Mid-Cap Fund's effective investment advisory fee rate from 2013 to 2014 translates into no savings to the

fund.

64.     In contrast, due to the increase in AUM from 2013 to 2014, the dollar amount of fees paid by the Mid-Cap Fund increased by approximately $11,227,023 from $43,307,462 in fiscal year 2013 to $54,534,485 in fiscal year 2014.  Moreover, because the effective sub-advisory fee rate for the Mid-Cap Fund also remained constant from 2013 to 2014, Defendant's fee retention rate remained the same. Thus, the increase in the Mid-Cap Fund's AUM from 2013 to 2014 produced significant benefits to Defendant (increased advisory fees) but no benefits to the Mid-Cap Fund (no reduction in the advisory fee rate).  To the extent the Mid-Cap Fund achieved marginal economies of scale, they were shared by the Sub-adviser, Jennison.

65.     Defendant also did not share with the Real Estate Fund any of the benefits of economies of scale it realized in supervising and overseeing PREI or covering limited expenses for the fund.  To start, the Real Estate Fund's investment advisory fee schedule includes no breakpoints, and therefore fails to provide the Real Estate Fund with any share of the benefits of economies of scale realized by Defendant.  Further, the Real Estate Fund's investment advisory fee schedule has been in effect since the fund's inception in 1998, even though AUM has *increased by nearly $4 billion* since then.  In particular, the Real Estate Fund's AUM increased from approximately $3.13 billion at the end of fiscal year 2014 to approximately $4.03 billion at the end of fiscal year 2015.  At the same time, the Real Estate Fund's investment advisory fee rate did not decrease.  The lack of reduction in the Real Estate Fund's investment advisory fee rate from 2014 to 2015 translates into no savings to the fund.

66.     In contrast, due to the increase in AUM from 2014 to 2015, the dollar amount of fees paid by the Real Estate Fund increased by approximately $7,636,994 from $19,760,152 in fiscal year 2014 to $27,397,146 in fiscal year 2015.  Moreover, because the effective sub-advisory fee rate for the Real Estate Fund also remained constant from 2013 to 2014, Defendant's fee retention rate remained the

same. Thus, the increase in the Real Estate Fund's AUM from 2014 to 2015 produced significant benefits to Defendant (increased advisory fees) but no benefits to the Real Estate Fund (no reduction in the advisory fee rate). To the extent economies of scale were shared with the Real Estate Fund, they were shared by the Sub-adviser, PREI. Indeed, the sub-advisory fee schedule for the Real Estate Fund does include a breakpoint.

67.     Defendant did not appropriately share with the Income Fund the benefits of economies of scale it realized in supervising and overseeing Jennison or covering limited expenses for the fund. Although the Income Fund's investment advisory fee schedule includes breakpoints (*see supra* ¶32), the breakpoints fail to provide the Income Fund with an appropriate share of the benefits of economies of scale realized by Defendant. The Income Fund's AUM increased from approximately $4.24 billion at the end of fiscal year 2013 to approximately $5.05 billion at the end of fiscal year 2014. At the same time, the Income Fund's effective investment advisory rate decreased by only two basis points, from 0.77% to 0.75%. The two basis point reduction in the Income Fund's effective investment advisory fee rate from 2013 to 2014 translates into no meaningful savings to the fund. In contrast, due to the increase in AUM from 2013 to 2014, the dollar amount of fees paid by the Income Fund increased by approximately $8,666,098 from $26,547,502 in fiscal year 2013 to $35,213,600 in fiscal year 2014. Thus, the increase in the Income Fund's AUM from 2013 to 2014 produced significant benefits to Defendant (increased advisory fees) but no meaningful benefits to the Income Fund (no reduction in the advisory fee rate).

68.     Defendant did not share with the Short-Term Fund any of the benefits of economies of scale it realized in supervising and overseeing PIM or covering limited expenses for the fund. To start, the Short-Term Fund's investment advisory fee schedule includes no breakpoints, and therefore fails to provide the Short-Term Fund with any share of the benefits of economies of scale realized by

Defendant.   The Short-Term Fund's investment advisory fee schedule has also been in effect since the fund's inception in 1989, even though AUM has ***increased by approximately $9 billion*** since then.   The Short-Term Fund's average daily AUM increased by about $100 million from fiscal year 2013 to fiscal year 2014.   At the same time, the Short-Term Fund's investment advisory fee rate did not decrease, nor did its fee retention rate.   The lack of reduction in the Short-Term Fund's investment advisory fee rate from 2013 to 2014 translates into no savings to the fund.   In contrast, the dollar amount of fees paid by the Short-Term Fund increased by approximately $437,362 from $37,954,730 in fiscal year 2013 to $38,391,092 in fiscal year 2014.

69.   Moreover, effective July 1, 2014, Defendant and PIM renegotiated the investment sub-advisory fee schedule for the Short-Term Fund to include a breakpoint at $10 billion in AUM.   Any economies of scale achieved by the Short-Term Fund were shared by the Sub-adviser, PIM.

70.   Finally, Defendant did not share with the Resources Fund any of the benefits of economies of scale it realized in supervising and overseeing Jennison or covering limited expenses for the fund.   Although the Resources Fund's investment advisory fee schedule includes breakpoints (*see supra* ¶34), the breakpoints fail to provide the Resources Fund with an appropriate share of the benefits of economies of scale realized by Defendant.   To begin with, the Resources Fund's investment advisory fee schedule has been in effect since 2004, and includes the highest breakpoint set at $1 billion in AUM, even though average daily AUM has blown past that breakpoint ***increasing to over $4 billion*** by the end of fiscal year 2014.   In particular, the Resources Fund's average daily AUM increased from approximately $4.30 billion in fiscal year 2013 to approximately $4.37 billion in fiscal year 2014.   At the same time, breakpoints in the Resources Fund's fee schedule did not reduce the fund's effective investment advisory rate, which remained constant at seventy-one basis points, or 0.71%.   The lack of reduction in the Resources Fund's effective investment advisory fee rate from 2013 to 2014 translates into

no savings to the fund.

71.     In contrast, due to the increase in AUM from 2013 to 2014, the dollar amount of fees paid by the Resources Fund increased by approximately $488,221 from $30,562,801 in fiscal year 2013 to $31,051,022 in fiscal year 2014.   Moreover, because the effective sub-advisory fee rate for the Resources Fund also remained constant from 2013 to 2014, Defendant's fee retention rate remained the same.  Thus, the increase in the Resources Fund's AUM from 2013 to 2014 produced significant benefits to Defendant (increased advisory fees) but no benefits to the Resources Fund (no reduction in the advisory fee rate).

## THE FEES DEFENDANT CHARGES TO THE FUNDS ARE NOT NEGOTIATED AT ARM'S LENGTH

72.     Prudential's breach of fiduciary duty via excessive fees under Section 36(b) is further evidenced by lack of care and conscientiousness displayed by it in the negotiation of the investment advisory fees Defendant charged the Funds.   The Boards have consistently rubber-stamped the Management Agreements, including the investment advisory fee rates, despite: (i) Defendant's mark-up of 104.4% over the fees paid by Defendant to the Sub-advisers for providing substantially all of the investment advisory (and administrative) services required of Defendant under the Management Agreements; (ii) the minimal services performed and costs assumed by Defendant; (iii) the Funds' continued obligation to cover substantially all administrative costs under the Management Agreements; (iv) the significant increase in the Funds' AUM; and (v) Defendant's failure to share with the Funds the benefits of economies of scale resulting from the AUM increases.  In addition, the Boards approved the investment advisory fees for certain of the Funds despite those Funds underperforming their respective primary benchmarks.  Specifically, the Growth Fund, the Mid-Cap Fund, the Real Estate Fund, the Short-Term Fund, and the Resources Fund each underperformed its respective one and five-year primary benchmarks for their most recently reported fiscal year.

73.     Accordingly, the Funds' Boards have consistently approved the Management Agreements and fee rates each year without devoting the time and attention necessary to *independently* assess the investment advisory fees paid by each Fund or to effectively represent the interests of Fund security holders vis-à-vis Defendant.  The Funds' Boards and the Boards of the fifty-two other Prudential Funds are comprised of substantially the same members.  The Boards conduct their oversight responsibilities not only for each of the Funds, but also for the fifty-two other Prudential Funds. This includes approving investment advisory and other service contracts for each fund, as well as other oversight responsibilities. Because the members of the Funds' Boards are stretched so thin within the Prudential Funds they are required to oversee, the Boards did not hold separate meetings for each of the Funds.  In calendar year 2014, the Boards only met a total of *four* times for the fifty-eight Prudential Funds.

74.     Further, the investment advisory fees paid by the Funds under the Management Agreements are determined by Defendant.   In approving those fees, the Boards have relied on information and analyses that were prepared by Defendant or were designed to support Defendant's rationalization for the fees charged to the Funds.  For example, the Boards have inexplicably accepted Defendant's representations that the fee is justified by Defendant's supervision and oversight of the Sub-advisers and assumption of limited administrative costs.

75.     Defendant, however, has not provided, and the Boards have not considered, information or analyses reflecting the interests of the Funds or their security holders with respect to the investment advisory fees or critically assessing Defendant's rationalization for those fees.  Specifically, Defendant has not provided, and the Board has not considered, appropriate information about the value of the supervision and oversight services provided by Defendant to the Funds, the cost to Defendant of providing such services, the economies of scale realized by Defendant in providing such services, or the costs to Defendant for providing employees and office space.

76. In addition, Defendant has not provided, and the Boards have not considered the fee rates negotiated by other mutual funds for providing the same or substantially the same services. Critically, the Boards failed to even consider that the Sub-advisers provide all the investment advisory services to the Funds for less than half price, and failed to cause the Funds to contract directly with the Sub-advisers. The Boards also have not solicited proposals from other advisers to provide the supervision and oversight and limited administrative services purportedly provided to the Funds by Defendant under the Management Agreements.

77. Finally, the "non-interested" directors/trustees who are supposed to serve as "watch-dogs" for the Funds and their security holders are in all practical respects dominated and unduly influenced by Defendant in reviewing the fees. The directors/trustees' continuation in the role of an "independent" director/trustee from year-to-year, and the compensation they earn, is at least partially dependent on the continued good will and support of Defendant and the interested directors.

## THE EXCESSIVE INVESTMENT ADVISORY FEES HARM THE FUNDS

78. The investment advisory fees are paid out of each Fund's assets. Each dollar in fees paid by a Fund directly reduces the value of the Fund's investment portfolio. Therefore, the payment of excessive investment advisory fees to Defendant harms each of the Funds on a going forward basis because each Fund loses investment returns and profits it could earn on the amounts paid out as fees if those amounts remained in the Fund's portfolio and available for investment. Indeed, each Fund has sustained millions of dollars in damages due to the excessive investment advisory fees paid to Defendant.

## COUNT I

### On Behalf of the Growth Fund Against Defendant for Violation of ICA Section 36(b)

79.     Plaintiffs repeat and reallege each and every allegation contained in ¶¶1-29, 35-38, 44-62, 72-78 above, as if fully set forth herein.

80.     Plaintiffs assert this Count on behalf of and for the benefit of the Growth Fund.

81.     Defendant is the investment adviser to the Growth Fund.

82.     Under Section 36(b) of the ICA, Defendant owes a fiduciary duty to the Growth Fund with respect to its receipt of investment advisory fees and other compensation from the fund.

83.     Defendant breached its fiduciary duty under Section 36(b) by charging investment advisory fees to the Growth Fund that are so disproportionately large that they bear no reasonable relationship to the value of the services provided by Defendant and could not have been the product of arm's-length bargaining.

84.     As a direct, proximate, and foreseeable result of Defendant's breach of its fiduciary duty under Section 36(b), the Growth Fund has sustained millions of dollars in damages.

85.     Pursuant to Section 36(b)(3), Plaintiffs seek to recover, on behalf of and for the benefit of the Growth Fund, the actual damages resulting from Defendant's breach of its fiduciary duty, including the excessive investment advisory fees paid by the Growth Fund to Defendant and investment returns that would have accrued to the Growth Fund had those fees remained in the portfolio and available for investment.

86.     Alternatively, pursuant to section 47 of the ICA, 15 U.S.C. §80a-46 ("Section 47"), Plaintiffs seek rescission of the Growth Fund Management Agreement and restitution of all excessive investment advisory fees paid by the Growth Fund pursuant to the Growth Fund Management Agreement.

## COUNT II

**On Behalf of the Mid-Cap Fund Against Defendant for Violation of ICA Section 36(b)**

87.     Plaintiffs repeat and reallege each and every allegation contained ¶¶1-28, 30, 35-37, 39, 44-60, 63-64, 72-78 above, as if fully set forth herein.

88.     Plaintiffs assert this Count on behalf of and for the benefit of the Mid-Cap Fund.

89.     Defendant is the investment adviser to the Mid-Cap Fund.

90.     Under Section 36(b) of the ICA, Defendant owes a fiduciary duty to the Mid-Cap Fund with respect to its receipt of investment advisory fees and other compensation from the fund.

91.     Defendant breached its fiduciary duty under Section 36(b) by charging investment advisory fees to the Mid-Cap Fund that are so disproportionately large that they bear no reasonable relationship to the value of the services provided by Defendant and could not have been the product of arm's-length bargaining.

92.     As a direct, proximate, and foreseeable result of Defendant's breach of its fiduciary duty under Section 36(b), the Mid-Cap Fund has sustained millions of dollars in damages.

93.     Pursuant to Section 36(b)(3), Plaintiffs seek to recover, on behalf of and for the benefit of the Mid-Cap Fund, the actual damages resulting from Defendant's breach of its fiduciary duty, including the excessive investment advisory fees paid by the Mid-Cap Fund to Defendant and investment returns that would have accrued to the Mid-Cap Fund had those fees remained in the portfolio and available for investment.

94.     Alternatively, pursuant to Section 47, Plaintiffs seek rescission of the Mid-Cap Fund Management Agreement and restitution of all excessive investment advisory fees paid by the Mid-Cap Fund pursuant to the Mid-Cap Fund Management Agreement.

## COUNT III

**On Behalf of the Real Estate Fund Against Defendant for Violation of Section 36(b)**

95.     Plaintiffs repeat and reallege each and every allegation contained ¶¶1-28, 31, 35-37, 40, 44-60, 65-66, 72-78 above, as if fully set forth herein.

96.     Plaintiffs assert this Count on behalf of and for the benefit of the Real Estate Fund.

97.     Defendant is the investment adviser to the Real Estate Fund.

98.     Under Section 36(b), Defendant owes a fiduciary duty to the Real Estate Fund with respect to its receipt of investment advisory fees and other compensation from the fund.

99.     Defendant breached its fiduciary duty under Section 36(b) by charging investment advisory fees to the Real Estate Fund that are so disproportionately large that they bear no reasonable relationship to the value of the services provided by Defendant and could not have been the product of arm's-length bargaining.

100.     As a direct, proximate, and foreseeable result of Defendant's breach of its fiduciary duty under Section 36(b), the Real Estate Fund has sustained millions of dollars in damages.

101.     Pursuant to Section 36(b)(3), Plaintiffs seek to recover, on behalf of and for the benefit of the Real Estate Fund, the actual damages resulting from Defendant's breach of its fiduciary duty, including the excessive investment advisory fees paid by the Real Estate Fund to Defendant and investment returns that would have accrued to the Real Estate Fund had those fees remained in the portfolio and available for investment.

102.     Alternatively, pursuant to Section 47, Plaintiffs seek rescission of the Real Estate Fund Management Agreement and restitution of all excessive investment advisory fees paid by the Real Estate Fund pursuant to the Real Estate Fund Management Agreement.

## COUNT IV

### On Behalf of the Income Fund Against Defendant for Violation of Section 36(b)

103. Plaintiffs repeat and reallege each and every allegation contained ¶¶1-28, 32, 35-37, 41, 44-60, 67, 72-78 above, as if fully set forth herein.

104. Plaintiffs assert this Count on behalf of and for the benefit of the Income Fund.

105. Defendant is the investment adviser to the Income Fund.

106. Under Section 36(b), Defendant owes a fiduciary duty to the Income Fund with respect to its receipt of investment advisory fees and other compensation from the fund.

107. Defendant breached its fiduciary duty under Section 36(b) by charging investment advisory fees to the Income Fund that are so disproportionately large that they bear no reasonable relationship to the value of the services provided by Defendant and could not have been the product of arm's-length bargaining.

108. As a direct, proximate, and foreseeable result of Defendant's breach of its fiduciary duty under Section 36(b), the Income Fund has sustained millions of dollars in damages.

109. Pursuant to Section 36(b)(3), Plaintiffs seek to recover, on behalf of and for the benefit of the Income Fund, the actual damages resulting from Defendant's breach of its fiduciary duty, including the excessive investment advisory fees paid by the Income Fund to Defendant and investment returns that would have accrued to the Income Fund had those fees remained in the portfolio and available for investment.

110. Alternatively, pursuant to Section 47, Plaintiffs seek rescission of the Income Fund Management Agreement and restitution of all excessive investment advisory fees paid by the Income Fund pursuant to the Income Fund Management Agreement.

## COUNT V

### On Behalf of the Short-Term Fund Against Defendant for Violation of Section 36(b)

111.    Plaintiffs repeat and reallege each and every allegation contained ¶¶1-28, 33, 35-37, 42, 44-60, 72-78 above, as if fully set forth herein.

112.    Plaintiffs assert this Count on behalf of and for the benefit of the Short-Term Fund.

113.    Defendant is the investment adviser to the Short-Term Fund.

114.    Under Section 36(b), Defendant owes a fiduciary duty to the Short-Term Fund with respect to its receipt of investment advisory fees and other compensation from the fund.

115.    Defendant breached its fiduciary duty under Section 36(b) by charging investment advisory fees to the Short-Term Fund that are so disproportionately large that they bear no reasonable relationship to the value of the services provided by Defendant and could not have been the product of arm's-length bargaining.

116.    As a direct, proximate, and foreseeable result of Defendant's breach of its fiduciary duty under Section 36(b), the Short-Term Fund has sustained millions of dollars in damages.

117.    Pursuant to Section 36(b)(3), Plaintiffs seek to recover, on behalf of and for the benefit of the Short-Term Fund, the actual damages resulting from Defendant's breach of its fiduciary duty, including the excessive investment advisory fees paid by the Short-Term Fund to Defendant and investment returns that would have accrued to the Short-Term Fund had those fees remained in the portfolio and available for investment.

118.    Alternatively, pursuant to Section 47, Plaintiffs seek rescission of the Short-Term Fund Management Agreement and restitution of all excessive investment advisory fees paid by the Short-Term Fund pursuant to the Short-Term Fund Management Agreement.

## COUNT VI

### On Behalf of the Resources Fund Against Defendant for Violation of Section 36(b)

119.     Plaintiffs repeat and reallege each and every allegation contained ¶¶1-28, 34-37, 43-60, 70-78 above, as if fully set forth herein.

120.     Plaintiffs assert this Count on behalf of and for the benefit of the Resources Fund.

121.     Defendant is the investment adviser to the Resources Fund.

122.     Under Section 36(b), Defendant owes a fiduciary duty to the Resources Fund with respect to its receipt of investment advisory fees and other compensation from the fund.

123.     Defendant breached its fiduciary duty under Section 36(b) by charging investment advisory fees to the Resources Fund that are so disproportionately large that they bear no reasonable relationship to the value of the services provided by Defendant and could not have been the product of arm's-length bargaining.

124.     As a direct, proximate, and foreseeable result of Defendant's breach of its fiduciary duty under Section 36(b), the Resources Fund has sustained millions of dollars in damages.

125.     Pursuant to Section 36(b)(3), Plaintiffs seek to recover, on behalf of and for the benefit of the Resources Fund, the actual damages resulting from Defendant's breach of its fiduciary duty, including the excessive investment advisory fees paid by the Resources Fund to Defendant and investment returns that would have accrued to the Resources Fund had those fees remained in the portfolio and available for investment.

126.     Alternatively, pursuant to Section 47, Plaintiffs seek rescission of the Resources Fund Management Agreement and restitution of all excessive investment advisory fees paid by the Resources Fund pursuant to the Resources Fund Management Agreement.

## PRAYER FOR RELIEF

WHEREFORE, Plaintiffs pray for relief and judgment on behalf of and for the benefit of each of the Funds as follows:

A.     Declaring that Defendant has violated Section 36(b) through the receipt of excessive investment advisory fees from the Funds;

B.     Permanently enjoining Defendant from further violations of Section 36(b);

C.     Awarding compensatory damages against Defendant, including repayment to the Funds of all unlawful and excessive investment advisory fees paid by the Funds from one year prior to the commencement of this action through the date of trial, lost investment returns on those amounts, and interest thereon;

D.     Rescinding the Management Agreements between Defendant and the Funds pursuant to Section 47, including restitution to the Funds of the excessive investment advisory fees paid to Defendant by the Funds from one year prior to the commencement of this action through the date of trial, lost investment returns on those amounts, and interest thereon;

E.     Awarding Plaintiffs reasonable costs in this action, including attorneys' fees, expert witness fees, and such other items as may be allowed to the maximum extent permitted by law; and

F.     Such other and further relief as the Court may deem just and proper.

**JURY DEMAND**

Plaintiff demands a trial by jury.

Dated: October 30, 2015



PATRICK C. SMITH (MD Bar #02054)
DEHAY & ELLISTON L.L.P.
36 South Charles Street, Suite 1300
Baltimore, MD  21201
Telephone: (410) 783-7019
Facsimile: (410) 783-7221
E-mail: psmith@dehay.com

ROBBINS ARROYO LLP
BRIAN J. ROBBINS
STEPHEN J. ODDO
EDWARD B. GERARD
JENNY L. DIXON
DANIEL L. SACHS
600 B Street, Suite 1900
San Diego, CA 92101
Telephone: (619) 525-3990
Facsimile: (619) 525-3991
E-mail: brobbins@robbinsarroyo.com
          soddo@robbinsarroyo.com
          egerard@robbinsarroyo.com
          jdixon@robbinsarroyo.com
          dsachs@robbinsarroyo.com

Attorneys for Plaintiffs

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